Exhibit 21.1

Subsidiaries of Coincheck Group N.V.

Legal Name	Jurisdiction of Incorporation
M1 Co. G.K.	Japan
Coincheck, Inc.	Japan
Next Finance Tech Co., Ltd.	Japan
CCG Administrative Services, Inc.	Delaware, U.S.A.